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Performance of Wipro Limited for the Quarter ended September 30, 2009 October 27, 2009 Suresh C Senapaty Executive Director & Chief Financial Officer 27th October, 2009

Financial Summary for the Quarter ended Sept 30, 2009 (Indian GAAP) Wipro Limited (Consolidated) Revenue Growth Particulars Rs. Crores YoY Revenue 6,917 6% Profits Before Interest & Tax 1,303 18% Profits After Tax 1,162 19% Key Segmental Results Revenue Growth PBIT Growth Segment Rs. Crores YoY Rs. Crores YoY IT Services 4,996 5% 1,187 19% IT Products 1,183 18% 60 39% Consumer Care & Lighting 587 11% 73 13% 2

Highlights for the Quarter- IT Services Strong Operational Performance An improving demand environment Reported revenue at $1,065Mn, sequential growth of 3.2% Constant currency revenue at $1,052Mn, sequential growth of 1.9% Margin expansion to 23.8% , 1.4% QoQ and 2.8% YoY Revenues from Fixed Price Projects improved 1.9% sequentially to 40.3% Gross utilization increased by 84bps sequentially to 70.8% 3

Revenue Dynamics - IT Services Vertical Distribution Technology, Media & Telecom 9.0% 26.4% Financial Services 15.2% Manufacturing 8.1% Healthcare & Services Retail & Transportation Energy & Utilities 15.6% 25.7% Geographical Distribution 5.4% 8.2% US 1.6% Europe Japan 26.5% India & Middle East business Other Emerging Markets 58.4% Service Lines: BPO grew 7% sequentially Consulting grew 16% sequentially, while Application Development & Maintenance grew 5% sequentially Geographies: Europe grew 7% sequentially India & Middle East business grew 7% sequentially Other Emerging Markets (which include APAC and Australia) grew 9% sequentially and 52% yoy Verticals: Energy & Utilities grew 11.5% sequentially, while Communication & Media Service Provider grew 11% sequentially Manufacturing vertical bucked the trend with strong sequential growth of 3.9% Healthcare & Services and Retail & Transportation grew 5% and 3% sequentially 4

IT Services - Ratings & Recognition Credit Rating: Assigned an investment grade rating of "BBB" with a stable outlook, which is higher than India's sovereign rating Awards and Recognition: Joint second position globally in the list of Top 5 Green Electronics Brand test edition of the Greenpeace Guide to Greener Electronics “ASTD Best Award Winner, 2004-2009” - Won the 2009 ASTD (American Society of Training and Development) BEST Awards Competition for a sixth year in succession Won the 2009 Asian MAKE awards for enterprise knowledge sharing and collaboration for a seventh time Cited as a Leader in The Forrester Wave: SAP implementation services, Q3 2009 and “a leading provider of AMS services” Awarded the WebAward for “Outstanding Achievement in Web Development" under the category -Consulting Standard of Excellence by Web Marketing Association for our website 5

IT Services - Deal Wins Five-year engagement with British Petroleum to provide IT Applications Development and Maintenance services for BP’s Fuels Value Chain and Corporate businesses globally Multi-year deal with a leading pharmaceutical company to provide end-to-end Infrastructure Management spanning 38 countries Multi-year contract with a leading brewing company based in Australia Deliverables include managing and supporting customer’s IT infrastructure, business applications, data centers, & providing Disaster Recovery Services Wipro will take over the global responsibility for providing Nokia Siemens Networks with application management services for SAP, delivery, marketing and sales, and product data management applications Joint venture with DIAL (Delhi International Airport Limited) Multi-year Total Outsourcing contract to provide world class IT Infrastructure and Services for Indira Gandhi International Airport, New Delhi Strategic partnership with Lavasa to provide integrated and effective solutions for enhancing IT operations within the Hill city 6

Other Highlights Wipro Consumer Care and Lighting (WCCL) Consumer Care and Lighting business recorded Revenues of Rs. 5.87 billion, a growth of 11% YoY and PBIT of Rs. 725 million, a growth of 13% YoY International Business had a great quarter with leading growth in Vietnam, China and Indonesia Santoor, our flagship brand, remains the #1 toilet soap brand in South India Wipro Infrastructure Engineering (WIN) Business environment in India recovers sharply Ambitious plans on Road projects generating a lot of positive sentiment WIN-Eco-energy: Multiple contract wins in the Renewable Energy space - across a range of technologies - amounting to over Rs 750 million. Key wins: - Consulting and implementation of Green Energy for an Infrastructure Project - End-to-end implementation of a Green Data Centre - Consulting and implementation for a Green Factory Resounding endorsement of our value proposition with our customers. Tie ups with product vendors and research institutions to bring unique mix of appropriate technologies 7

Summary Improving Demand Environment Unplanned ramp downs have stopped with volumes and pricing started to stabilize Unwavering commitment to improving ‘Operational Solid Execution efficiency’ continues to pay dividend with 14% sequential growth in Profit After Tax Robust deal funnel Deal pipeline remains among the strongest we have seen Our broad portfolio of services and strong delivery Our portfolio of services excellence continues to position us as a partner of choice with customers, as they focus on capital conservation and cost transformation We continue to ‘invest’ - In new Technologies, In new Investment Capabilities, In people, In Non- linearity We see greater traction from our strategic acquisitions 8

Looking ahead Looking ahead, for the quarter ending December 31, 2009, we expect the Revenue from our IT Services business to be in the range $1092*M to $1113*M *Based on constant currency exchange rates of GBP/USD at 1.64, Euro/USD 1.44 and USD/INR at 48.33 9

Supplemental Data Financial Results as per IFRS Key Operating Metrics in IT Services 10

Financial Summary for the Quarter ended September 30, 2009 (IFRS) Wipro Limited (Consolidated) Revenue Growth Particulars Rs. Crores YoY Revenue 6,918 6% Profits Before Interest & Tax 1,319 20% Profits After Tax 1,171 21% Key Segmental Results Revenue Growth PBIT Growth Segment Rs. Crores YoY Rs. Crores YoY IT Services 4,998 5% 1,180 19% IT Products 1,185 19% 61 48% Consumer Care & Lighting 556 15% 73 12% 11

Key Operating Metrics in IT Services for the Quarter ended September 30, 2009 Particulars Q2 10 Q1 10 Q2 09 Revenue Composition: Technology, Media & Telecom 26.4% 26.7% 29.2% Financial Services 25.7% 26.3% 26.3% Manufacturing 15.6% 15.5% 14.7% Healthcare & Services 8.1% 8.0% 7.9% Retail & Transportation 15.2% 15.2% 13.6% Energy & Utilities 9.0% 8.3% 8.3% Geography Composition: US 58.4% 59.7% 59.4% Europe 26.5% 25.5% 26.9% Japan 1.6% 1.8% 2.5% India & Middle East business 8.2% 7.9% 7.8% Other Emerging Markets 5.4% 5.1% 3.4% People related Number of employees 97,891 98,521 97,552 Net Additions (630) 711 1,877 12

Key Operating Metrics in IT Services for the Quarter ended September 30, 2009
Particulars Q2 10 Q1 10 Q2 09 Customer Concentration Top Customer 2.7% 2.6% 2.7% Top 5 11.3% 11.4% 11.5% Top 10 19.7% 20.6% 20.4% Active Customers 840 830 906 No. of New Customers 37 26 28 Revenue from New Customers 1.9% 0.5% 1.6% Onsite Revenue (IT Services) 49.9% 49.6% 54.1% Off Shore Revenue (IT Services) 50.1% 50.4% 45.9% Customer Size Distribution $ 50 M 16 17 16 $20- 50Mn 35 36 34 $10 -$20Mn 48 44 35 $5 -$10Mn 53 59 59 $3- $5Mn 64 63 77 $1-$3Mn 187 194 205 Total >$1Mn 403 413 426
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